

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 5, 2010

Mr. John O. Muse
Executive Vice President, Administration and Finance
(Principal Financial Officer)
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, TX 75038

> **Re: Darling International Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 4, 2009**
> **Form 10-Q for the Fiscal Quarter Ended October 3, 2009**
> **Filed November 12, 2009**
> **Response letter dated December 1, 2009**
> **File No. 1-13323**

Dear Mr. Muse:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2009

Financial Statements

General

1.   Disclose total revenues for each period discussed, by product, for each of your three primary products: MBM, BFT and YG, here and in your MD&A. Please note such disclosure is required in your footnotes regarding segment information under ASC Topic 280-10-50-40.

2.   Tell us why you do not explain in your filing the impact of transportation costs on your business. We note that you discuss energy costs for factory operations and collections, but not for shipping your products. We also note that you have not included information about shipping costs in the significant accounting policies in

your financial statements, nor have you disclosed these costs in your footnotes, as would normally be required by ASC Topic 605-45-50.

Note 6 – Goodwill, page 57

3.   We note your response to prior comment number 8 in our letter dated November 2, 2009. Please tell us how you considered the guidance in EITF Topic D-101, which states that components that relate to different operating segments may not be combined into a single reporting unit. We note at the end of your response that the impairment charge recorded for the fiscal year ended January 3, 2009, related to a single reporting unit, and that this reporting unit is a component (i.e., plant) that operates in both segments. This statement appears to contradict the guidance of EITF D-101. It appears to us the portion of a combined plant that operates in the restaurant services segment must be identified separately from the portion of a plant that operates in the rendering segment and assigned to different components based on the available discrete financial information. Your analysis for goodwill impairment under SFAS 142 would apply to the allocation of goodwill to each separate component, which do not include assets from both segments. If your evaluation has not complied with this guidance in the past, please tell us whether the impact of complying would have resulted in a materially different outcome during the three years presented.

Form 10-Q for the Fiscal Quarter Ended October 3, 2009

Management's Discussion and Analysis

4.   We note your response to prior comment number 2 in our letter dated November 2, 2009, and are unable to agree with substantial portions of your response. We do not believe that your current disclosure satisfies the requirements of Regulation S-K, Item 303, and related guidance. We have considered your response carefully and believe that while additional transparency is required, this may be achieved without disclosing information that might result in substantial competitive harm to you.

We also note you have asserted that certain information is not required because it is not material to an investor's overall understanding of the company, its business and its results of operations. To the extent you believe that information we have requested below is not material, please quantify this information in your response to demonstrate materiality.

We believe you should enhance MD&A discussion in future filings as follows.

a. Expand the disclosure in the last paragraph of page 25 (and on page 29) of your Form 10-Q to address all of the material reasons for period-over-period changes in your revenues, by product. For example, you state that revenues decreased in the third quarter of 2009 partially due to price decreases of MBM and BFT. However, you then discuss sales volume decreases and other factors only for the rendering segment as a whole, where it appears that these changes should be discussed by product. Similar information should be provided for the restaurant segment, as it appears that the change in YG volumes was a relevant factor in restaurant segment sales declines, but may not have been the only other factor in addition to price decreases.

b. We note again that you list six key indicators of performance near the top of page 24, but we do not believe that you include an adequate analysis of these indicators for the periods presented. Please add a discussion of each indicator relative to the period results, to include both quantifying information as well as a qualitative discussion, or explain to us where such information is already included in your filing.

c. We note again your presentation of the Jacobsen index. Please add a discussion that compares the trends in the index to the trends of your own average sales prices. In situations where the trends in the index and your sales prices do not move in concert, we would expect a detailed explanation to address this fact as well as a discussion of the reasons for conflicting movement.

d. Please add discussion in your MD&A regarding your mix of raw materials relative to the mix of MBM, BFT and YG sold in each period presented. For example, discuss the availability of bones, fat and offal, and whether the ratios of these available materials change. Also discuss how that mix impacts the quantities of MBM, BFT and YG produced and sold and whether you are able to increase the production of one finished product, based upon demand, independent of the other. Your disclosures should explain to the reader your ability to adjust or control the mix of finished products as the mix of raw materials changes.

e. Expand your discussions to explain further, and by product, why volumes are down. For example, you state that volumes are down due to a lower number of packer and processor slaughters. Explain why these slaughters are down and the factors that impact raw material availability. Explain whether demand for your products is also down and, if so, whether you anticipate additional raw materials will be available if the demand for your products increases.

Certifications

5.   We note that your certifications filed as Exhibits 31.1 and 31.2 are both dated
        August 13, 2009, and that your certification filed as Exhibit 32 is dated July 13,
        2009, for both signatures, and that it refers to the Form 10-Q for the quarter ended
        July 4, 2009. Please amend your filing to correct these exhibits.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864 or Shannon Buskirk at (202)
551-3717 if you have questions regarding comments on the financial statements and
related matters. Please contact me at (202) 551-3761 if you have any other questions.

                                        Sincerely,

                                        Chris White
                                        Branch Chief